SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Proxim Corporation

(formerly known as Western Multiplex Corporation)

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

744283102

(CUSIP Number)

Jonathan N. Zakin
Proxim Corporation
510 DeGuigne Drive
Sunnyvale, CA 94085
(408) 731-2700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 16, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744283102	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (ENTITIES ONLY) Seaview Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,920,061

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,920,061

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,920,061*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 2,058,161*	[X]

13	Percent of Class Represented by Amount in Row (11) 3.3%

14	Type of Reporting Person* OO

*     Seaview Holdings, L.L.C. expressly disclaims benficial ownership of the shares of Proxim Corporation beneficially owned by each of Zakin Multiplex Investment Trust and Jonathan N. Zakin.

CUSIP No. 744283102	SCHEDULE 13D	Page 3 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Zakin Multiplex Investment Trust

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,001,661

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,001,661

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,661*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 4,976,561*	[X]

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person* OO

*     Zakin Multiplex Investment Trust expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by each of Seaview Holdings, L.L.C. and Jonathan N. Zakin.

CUSIP No. 744283102	SCHEDULE 13D	Page 4 of 8 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (ENTITIES ONLY) Jonathan N. Zakin

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,978,222

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,978,222

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,978,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person* IN

SCHEDULE 13D

CUSIP No. 744283102	Page 5 of 8 Pages

     The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company (“WMC Holding”), Ripplewood Partners, L.P., a Delaware limited partnership (“Ripplewood Partners”), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company (“Ripplewood Fund”), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. (“Ripplewood Investments”), Collins Family Partners, L.P., a Delaware limited partnership (“Collins Family L.P.”), Collins Family Partners, Inc., a Delaware corporation (“Collins Family Inc.”), Timothy C. Collins, a United States citizen (“Collins”), Seaview Holdings, L.L.C., a Delaware limited liability company (“Seaview”), Zakin Multiplex Investment Trust, (“Zakin Trust”), Jonathan N. Zakin, a United States citizen, (“Zakin”, and together with Seaview and Zakin Trust, the “Zakin Reporting Parties”), The Michael and Roberta Seedman Revocable Trust, (“Seedman Trust”), and Michael S. Seedman (“Seedman”) on February 1, 2002, as amended and supplemented by Amendment No. 1 dated April 16, 2002, filed by the Zakin Reporting Parties (as amended and supplemented, the “Prior Schedule 13D”), is hereby amended and supplemented with respect to the Zakin Reporting Parties. Except as amended and supplemented hereby, the Prior Schedule 13D remains in full force and effect with respect to the Zakin Reporting Parties. Capitalized terms used and not otherwise defined herein shall have the same meanings ascribed them in the Prior Schedule 13D.

Item 4 – Purpose Of Transaction

     The information contained in Item 4 of the Prior Schedule 13D is hereby amended and supplemented by incorporating by reference the information set forth at Item 6 herein and by adding the following information.

     On June 14, 2002, Proxim Corporation (the “Company”) entered into an Asset Purchase Agreement with Agere Systems, Inc. (the “Asset Purchase Agreement”), pursuant to which, among other things, Agere agreed to sell to the Company and the Company agreed to purchase from Agere all of the right title and interest in, to and under certain assets, properties and rights used or held by Agere primarily in the operation or conduct of its wireless local area network equipment business.

     On June 16, 2002, the Company, Warburg Pincus Private Equity VIII, L.P. (“Warburg”), Broadview Capital Partners L.P. (“BCP”), Broadview Capital Partners Qualified Purchasers Fund L.P. (“BCPQPF”) and Broadview Capital Partners Affiliates Fund L.L.C. (collectively with BCP and BCPQPF, “Broadview”) entered into a Securities Purchase Agreement, as amended, which provides for (i) the purchase by Warburg and Broadview of 1,640,000 shares of the Company’s Series A Convertible Preferred Stock (“Company Preferred Stock”), (ii) the issuance of warrants to Warburg and Broadview to purchase 6,708,335 shares of the Company’s Class A common stock, par value $.01 per share (“Company Common Stock”), (iii) the issuance by the Company of convertible notes (the “Convertible Notes”) in favor of Warburg and Broadview in the aggregate principal amount of approximately $34,000,000 and (iv) the issuance of warrants to purchase 5,563,010 shares of Company Common Stock upon conversion of the Convertible Notes into additional shares of Company Preferred Stock pursuant

SCHEDULE 13D

CUSIP No. 744283102	Page 6 of 8 Pages

to the terms of the Securities Purchase Agreement (the “Conversion”) (such transactions pursuant to the Securities Purchase Agreement collectively, the “Financing”).

     Pursuant to a Voting Agreement, dated June 16, 2002, between the Company and Zakin (the “Proxim Voting Agreement”), Zakin has agreed to cause his shares of Proxim Common Stock to be voted in favor of approval of the Conversion and the transactions expressly contemplated thereby and against any matter that is inconsistent with the prompt consummation of the Financing and the transactions expressly contemplated thereby.

     On August 5, 2002, the parties closed the Financing, subject to approval of stockholders with respect to the Conversion, which is the subject of the Voting Agreement.

Item 5 – Interest in Securities of the Issuer

     Item 5 is amended and supplemented in its entirety to read as follows:

     The information set forth in Items 2 and 3 of the Prior Schedule 13D and the information set forth in Item 4 above, is hereby incorporated herein by reference.

     (a), (b) The Zakin Reporting Parties believe, and the following disclosure assumes, that there were 119,143,217 shares of Company Common Stock outstanding as of June 16, 2002. This belief is based on the Company’s capitalization representation in the Securities Purchase Agreement, in which the Company disclosed that as of June 16, 2002, 119,143,217 shares of Company Common Stock were outstanding.

     As a result of the matters described in Items 2, 3 and 4 of the Prior Schedule 13D, the Zakin Reporting Parties may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each of the Zakin Reporting Parties may be deemed to have acquired beneficial ownership of the shares of Company Common Stock beneficially owned by the other Zakin Reporting Parties. However, each of the Zakin Reporting Parties disclaims the existence of such a group and neither this Schedule 13D nor anything contained herein shall be construed as an admission that such Zakin Reporting Parties together with Proxim constitutes a “person” or a “group” for any purpose. Each of the Zakin Reporting Parties disclaims beneficial ownership of any shares of Company Common Stock, except to the extent described below in this Item 5.

     Seaview

     As of the date of this amended Schedule 13D, Seaview directly holds, and may be deemed to beneficially own, 3,920,061 shares of Company Common Stock, which shares represent approximately 3.3% of the outstanding shares of Company Common Stock as of June 16, 2002. Except as provided in the Company Voting Agreement, Seaview has sole voting and dispositive power with respect to such shares.

SCHEDULE 13D

CUSIP No. 744283102	Page 7 of 8 Pages

     Zakin Trust

     As of the date of this amended Schedule 13D, Zakin Trust directly holds, and may be deemed to beneficially own, 1,001,661 shares of Company Common Stock, which shares represent approximately 0.8% of the outstanding shares of Company Common Stock as of June 16, 2002. Except as provided in the Company Voting Agreement, Seaview has sole voting and dispositive power with respect to such shares.

     Zakin

     Zakin wholly-owns Seaview and is the trustee and a beneficiary of Zakin Trust. Accordingly, Zakin may be deemed to be the beneficial owner of the shares of Company Common Stock (i) over which either Seaview or Zakin Trust has voting or dispositive power and (ii) which Zakin has the right to acquire within 60 days of the date of this Schedule 13D. As such, Zakin may be deemed to beneficially own 4,818,400 shares of Company Common Stock directly held by Seaview and Zakin Trust. In addition, Zakin directly holds 156,500 shares of Company Common Stock. In addition, Zakin also has the right to acquire an additional 900,000 shares of Company Common Stock as a result of options previously granted by Proxim which vested as a result of the Merger. Except as provided in the Company Voting Agreement, Zakin has sole voting and dispositive power with respect to all of the aforementioned shares. Pursuant to the foregoing, as of the date of this amended Schedule 13D, Zakin may be deemed to beneficially own 5,978,222 shares of Company Common Stock, which shares represent approximately 5.0% of the outstanding shares of Company Common Stock as of June 16, 2002.

Item 6 — Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The information contained in Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following information:

     On June 16, 2002, Zakin entered into the Company Voting Agreement, pursuant to which Zakin has agreed to cause his shares of Company Common Stock to be voted in favor of approval of the Financing (as defined in Exhibit 1) and the transactions expressly contemplated thereby and against any matter that is inconsistent with the prompt consummation of the Financing and the transactions expressly contemplated thereby.

     The information set forth in this Item 6 is qualified in its entirety by reference to the Company Voting Agreement (Exhibit 1 hereto), which is incorporated herein by reference.

Item 7 — Materials to Be Filed as Exhibits

1.	Voting Agreement dated as of June 16, 2002, by and between Proxim Corporation and Jonathan N. Zakin (incorporated by reference from Proxim Corporation’s Current Report on Form 8-K filed on June 16, 2002).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: August  16, 2002

SEAVIEW HOLDINGS, L.L.C.

By:	/s/ Jonathan N. Zakin

Name: Jonathan N. Zakin Title: Manager

ZAKIN MULTIPLEX INVESTMENT TRUST

By:	/s/ Jonathan N. Zakin

Name: Jonathan N. Zakin Title: Trustee

/s/ Jonathan N. Zakin

Jonathan N. Zakin